Solarfun Announces Strategic Investment from Hanwha Chemical Corporation and Significant Shareholder Transactions

SHANGHAI, August 3, 2010 -- Solarfun Power Holdings Co., Ltd. ("Solarfun" or the "Company") (Nasdaq: SOLF), a vertically integrated manufacturer of silicon ingots, wafers and photovoltaic ("PV") cells and modules in China, and Hanwha Chemical Corporation (“Hanwha Chemical”) (009830.KS), a leading global chemical company headquartered in Korea, today announced a strategic relationship between the two companies that includes an agreement by Hanwha Chemical to purchase 36,455,089 ordinary shares from the Company at a price of RMB14.51 (US$2.144) per ordinary share, which corresponds to a price of US$10.72 per American Depositary Share.  The total proceeds to the Company will be approximately US$78 million. Solarfun intends to use the proceeds from the investment to fund the Company’s expansion plans and for general corporate purposes.

Hanwha Chemical has also entered into separate agreements to acquire from Good Energies II LP (“Good Energies”) and Yonghua Solar Power Investment Holding Ltd. (“Yonghua”), a company owned by Solarfun’s Chairman, Mr. Yonghua Lu, a total of 120,407,700 Solarfun ordinary shares and 1,281,011 Solarfun American Depositary Shares (“ADS”), representing all of the ordinary shares and ADSs held by them.  Following the closing of the purchase of shares and ADSs from the Company, Good Energies and Yonghua and the transactions contemplated thereby, Hanwha Chemical will own 49.99% of Solarfun’s outstanding shares and hold a 49.99% voting interest in Solarfun.

The senior management team of Solarfun will remain with the Company upon completion of the transactions.  It is expected that three designees from Hanwha Chemical will be nominated to serve on the Solarfun Board and that one of the Hanwha Chemical designees will be elected Chairman of the Board.  The remaining four members of Solarfun’s Board will remain independent.

Dr. Ping Peter Xie, Chief Executive Officer and President of Solarfun, commented, “We are excited to have Hanwha Chemical as a strategic investor and partner. With its substantial financial resources, extensive global relationships and proven expertise in building energy projects, the relationship with Hanwha will be invaluable to Solarfun as we continue to grow our business and penetrate new markets.”

Ki-Joon Hong, CEO and President of Hanwha Chemical, added, “We see many opportunities for the diversified affiliates of Hanwha Group to work jointly with Solarfun to achieve its business plan, which we expect to deliver growth for both Solarfun and Hanwha. We share a common vision for Solarfun: to make it our flagship vehicle in the solar business and to build one of the largest and leading solar companies in the world. We will work closely and constructively with Dr. Xie and his strong management team to make that vision a reality.”

Yonghua Lu commented, “Hanwha Chemical’s strategic investment is a strong endorsement of Solarfun’s technology and cost position by a leading industrial group that has significant experience building businesses in the energy, financial and construction sectors.  Solarfun is in capable hands with the current management team and I believe that the Company has a very bright future ahead.  I wish the Company and all of its loyal employees the very best.”

John Breckenridge, Managing Director of Good Energies, commented, “Over the past few years, we have seen some remarkable progress at Solarfun.  With a new and cohesive management team, the Company has executed an OEM and vertical integration strategy, made large capacity additions, achieved substantial cost reductions, doubled shipment volumes in 2009 and issued an equally strong growth forecast for 2010, made technological advancements such as selective emitter technology which has resulted in cell efficiency improvements, and has achieved new market penetration.  We believe that Solarfun will continue to perform well in the rapidly growing solar market and we wish the Company the best.”

In connection with the transaction, Hanwha Chemical and the Company will enter into a shareholders agreement that will provide for, among other things, certain governance rights for Hanwha Chemical, including board representation, consent rights and registration rights, and certain obligations of Hanwha Chemical, including transfer restrictions and standstill arrangements.

The completion of the transactions contemplated under the agreements is subject to the satisfaction of customary closing conditions, including receipt of specified regulatory approvals and consents.

The terms of the Solarfun share purchase agreements and shareholders agreement were negotiated by an independent committee of the board of directors. O'Melveny & Myers LLP acted as legal counsel to the independent committee and ThinkEquity LLC acted as financial adviser to the independent committee.  Shearman & Sterling LLP acted as legal counsel to the Company.  UBS Investment Bank acted as exclusive financial adviser to Hanwha Chemical. Paul, Hastings, Janofsky & Walker, LLP and Shin & Kim acted as legal counsels to Hanwha Chemical.

About Hanwha Chemical Corporation and Hanwha Group

Hanwha Chemical Corporation, established in 1965, is a leading chemical producer whose principal activities are the production of CA (chlor-alkali), PE (polyethylene) and PVC (polyvinyl-chloride) products. The company is publicly traded on the Korea Exchange and generated revenues of US$ 2.6 billion in 2009.  HCC has identified solar energy, along with advanced batteries, nanotechnology-based materials, and biopharmaceuticals/biosimilars, as key growth platforms. HCC entered the solar industry in 2009 with the construction of a 30MW cell production facility located in Ulsan, South Korea, and has plans to expand globally across the solar value chain to become a vertically-integrated player.

HCC is an affiliate of Hanwha Group, one of Korea’s 10 largest conglomerates.  Hanwha Group has 46 affiliates of which six are publicly traded, including HCC and Korea Life, the second largest insurance company in Korea.  In 2009, Hanwha Group had assets of approximately US$ 68 billion and total revenues of approximately US$ 30 billion. Originally established as an industrial explosives manufacturer in 1952, Hanwha Group has actively expanded through both organic growth and acquisitions and is now engaged in three core business areas: chemicals and construction, financial services, and service & leisure. For more information, visit HCC at http://hcc.hanwha.co.kr.

About Solarfun

Solarfun Power Holdings Ltd. (NASDAQ: SOLF) is a leading manufacturer of solar PV cells and modules in China, focusing on delivering high quality and reliable products at competitive prices.  Solarfun produces its monocrystalline and polycrystalline products at its internationally certified, vertically-integrated manufacturing facilities. Solarfun partners with third-party distributors, OEM manufacturers, and system integrators to sell its modules into large-scale utility, commercial and governmental, and residential/small commercial markets. Solarfun maintains a strong global presence with local staff throughout Europe, North America, and Asia.  Solarfun embraces environmental responsibility and sustainability by taking an active role in the photovoltaic cycle voluntary recycling program. For more information, visit: www.solarfun-power.com.   SOLF-G

SAFE HARBOR STATEMENT

This press release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements involve inherent risks and uncertainties and actual results may differ materially from such estimates depending on future events and other changes in business climate and market conditions. Solarfun disclaims any obligation to update or correct any forward-looking statements.

    For further information, please contact:

    Solarfun Power Holdings Co., Ltd.

    Paul Combs
    V.P. Strategic Planning
    26F BM Tower
    218 Wusong Road
    Shanghai, 200080
    P. R. China
    Tel:  86-21-26022833 / Mobile:  86 138 1612 2768
    E-mail: paul.combs@solarfun-power.com

    Christensen

    Kathy Li
    Tel:  +1 480 614 3036
    E-mail:  kli@ChristensenIR.com

    Roger Hu
    Tel:  +86 158 1049 5326
    E-mail:  rhu@ChristensenIR.com